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                               May 2, 2023

       Vanessa Allen Sutherland
       General Counsel and Corporate Secretary
       DCP Midstream, LP
       2331 CityWest Blvd.
       Houston, Texas 77042

                                                        Re: DCP Midstream, LP
                                                            Amended Schedule
13E-3 filed April 28, 2023
                                                            File No. 005-81287
                                                            Amended Schedule
14C filed April 28, 2023
                                                            File No. 001-32678

       Dear Vanessa Allen Sutherland:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the information statement.

       Amended Schedule 13E-3 filed April 28, 2023

       Background of the Merger, page 14

   1. We reissue our prior comment 1. In this respect, we note your response that "Phillips 66 was unable to pursue
the purposes of the Merger" until the closing of the DCP Midstream
                                                        Transaction, and
therefore discussions between Phillips 66 and Enbridge prior to the closing of the DCP
Midstream Transaction regarding potential transactions involving the Partnership could
not relate to alternative means to accomplish the purposes of the
                                                        Merger. However, you
disclose on page 52 that the "Phillips 66 Filing Parties    purposes
                                                        and reasons for the
Merger include ... Phillips 66   s belief that, by increasing Phillips 66   s
                                                        economic interest in
the Partnership, the Merger will drive value for Phillips 66   s
                                                        stockholders." It
appears that, prior to the closing of the DCP Midstream Transaction,
                                                        Phillips 66 could have
discussed with Enbridge increasing Phillips 66's economic interest
 Vanessa Allen Sutherland
DCP Midstream, LP
May 2, 2023
Page 2
         in the Partnership, among other alternative means to accomplish the stated purposes of the
         Merger. Please revise or advise.
2. While we do not necessarily agree with the analysis and conclusion set forth in your response to comment 2 of our April 17, 2023 letter, we will not issue further
         comments on this specific matter at this time.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameVanessa Allen Sutherland                     Sincerely,
Comapany NameDCP Midstream, LP
                                                               Division of
Corporation Finance
May 2, 2023 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName